[PGFC Letterhead]

December 10, 2012

VIA EDGAR/US MAIL/FACSIMILE

United States Securities & Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-5546

Attention: Sharon Blume, Assistant Chief Accountant

Re:	Peapack-Gladstone Financial Corp.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 15, 2012
File No. 001-16197

Dear Ms. Blume,

We are in receipt of your follow-up letter dated November 14, 2012, containing additional comments to our letter dated October 26, 2012 responding to your original comments to the Annual Report on Form 10-K for the year ended December 31, 2011 of Peapack-Gladstone Financial Corporation (the “Corporation”). Set forth below is our response to the comments in your letter.

SEC Comment:

We have reviewed your response to prior comment one from our letter dated October 15, 2012. We believe a three to six month delay in timing of the restructured payment period is not insignificant to the frequency of payments due under the debt. Please revise future filings to update your accounting policy and related disclosures.

Response:

The Company will revise future filings to update accounting policy and related disclosures as noted.

SEC Comment:

In your response, you state that “while in forbearance period, although these loans are not classified as nonaccrual, the Bank does not record any income from the loans since payments are not being received.” Please revise future filings to classify these loans as nonaccrual, as you are not recording any income on them.

Response:

The Company will revise future filings to consider these loans nonaccrual when over 90 days past due.

We acknowledge that (1) the Corporation is responsible for the adequacy and accuracy of the disclosure in our filings with the SEC, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to any of our filings with the SEC; and (3) the Corporation may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

My direct phone number is 908-719-4308. If you cannot reach me, you can speak to our Comptroller, Mary Russell, at 908-719-4309.

Sincerely,

/s/ Jeffrey J. Carfora

Jeffrey J. Carfora
Executive Vice President,
Chief Financial Officer and
Chief Accounting Officer